January 29, 2008

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0308

ATTN:    Larry Spirgel, Assistant Director

                Mail Stop: 3720

                Re:          Source Interlink Companies Inc.

                                Form 10-K for Fiscal Year Ended January 31, 2007

                                Filed April 25, 2007

                                Form 10-Q for the Quarterly Period Ended October 31, 2007

                                File No. 1-13437

Dear Mr. Spirgel:

This letter is written in response to the Staff’s letter of comment dated January 3, 2008 (the “Comment Letter”) to Mr. Marc Fierman, Chief Financial Officer of Source Interlink Companies, Inc. (the “Company”) with respect to the above-captioned reports filed by the Company under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For ease of reference, the responses in this letter have been keyed to the numbers assigned to the individual comments in the Comment Letter.

Comment 1:

Please disclose your underlying assumptions for estimating expected volatility and expected term for purposes of measuring the fair value of your share options.  Refer to the Interpretive Response to Question 5 under Items D.1 and D.2 of SAB 107.

Response:

The Company estimates expected volatility by evaluating historical volatility of the Company’s stock, implied volatility of the Company’s publicly traded share options and management’s interpretation of historical events that may cause future volatility to be different from historical volatility.  For purposes of this analysis, the Company calculates historical volatility for the period equal to the expected term of share options at each grant date.

The Company’s publicly traded share options are very thinly traded and therefore the Company does not consider the implied volatility to be representative of expected future volatility.

Management then analyzes historical volatilities for unusual or non-recurring events that would impact the applicability of historical volatility to future periods, such as stock splits, mergers, dividends and/or significant negative or positive publicity that resulted in unusual trading activity.  Management uses this data to determine whether or not to adjust historical volatility for these events.  Subsequent to the Company’s adoption of FAS 123(R), management has not identified any significant relevant adjustments that were, in its opinion, necessary to reasonably state expected volatility.

The Company estimates expected term by evaluating historical share option holding patterns for its identified groups of employees.  The Company has issued only options to senior executives and directors since its adoption of FAS 123(R).  It has grouped all senior executives and directors in one group for analysis of historical holding patterns, as it believes that there would be some difference in holding patterns between senior executives/directors and the remainder of the employee population.  The Company then performs an analysis that takes into account exercise and post-vesting forfeiture activity to determine its assumption for expected term.  Management then reviews this assumption to determine if any known circumstances would indicate a longer or shorter expected term, such as a recipient’s age and/or tenure with the organization.

Since its adoption of FAS 123(R), the Company has issued very few share options and has recognized only $180,000 of stock compensation expense during the nine months ended October 31, 2007.  Therefore, it does not believe that the failure to disclose its method of estimating expected volatility or expected term of share options is a material omission in prior filings.  Therefore, the Company will prospectively disclose its method of estimating expected volatility or expected term of share options in future filings.

Comment 2:

Please identify each class of major intangible asset acquired in connection with the Primedia acquisition and disclose the information required in paragraph 52 of SFAS 141. Please provide us your proposed disclosures, including your basis for determining the useful life of the intangible assets acquired.

Response:

The following is the preliminary valuation of intangible assets acquired in connection with the Company’s acquisition of Primedia Enthusiast Media, Inc.:

(in millions)	Fair Value	Weighted Avg. Useful Life
Trade Names	2.5	5.0
Trade Names — Indefinite	362.8	Indefinite
Subscriber Relationships	5.8	4.7
Advertiser Relationships	159.8	9.8
Lead Generation Relationships	35.9	18.9
Event Exhibitor & Sponsor Relationships	4.7	15.5
Distribution Relationships	8.3	10.0
Content	20.7	10.0
Total	600.5	11.1

There is no significant residual value of any of the above intangible assets.

The remainder of the information required by paragraph 52 of FAS 141 is disclosed in Footnotes 2-Business Combinations and 5-Goodwill and Intangibles.

The Company also disclosed the carrying value as of October 31, 2007 of its intangibles by major class on a gross and net basis.  As such, the Company proposes that the above disclosure be added prospectively to its filings.

The Company engaged a third-party valuation specialist to aide management in determining the fair value and expected useful lives of acquired intangible assets.  The following is an explanation of the basis for determining the useful lives of the major intangible assets acquired:

Trade Names

The useful lives for trade names were determined based on industry experience and various studies where younger magazines have higher probabilities of being discontinued than older magazines.  As a result of the analysis of this data, management determined that any trade names introduced in 2000 or later were likely to be retired within a five-year period.  Therefore, management assigned a useful life of 5 years to those trade names.

The remainder of the trade names were determined to have indefinite useful lives because they were expected to contribute to cash flows indefinitely. The Company has the legal right to use them as long as it wishes.  These trade names will be tested for impairment annually in accordance with paragraph 17 of FAS 142 and upon the occurrence of a triggering event.  If an impairment is recognized for certain trade names, a useful life for those trade names will be determined and they will be amortized over their remaining useful life.  This treatment aligns with Example 7 of Appendix A of FAS 141, where a renewable trademark is determined to have an indefinite life.

Subscriber Relationships

The useful lives of our subscriber relationships were derived based upon expected renewal rates of subscriber relationships.

Advertiser Relationships

The useful lives of advertiser relationships were derived based upon expected attrition rates of advertisers.

Lead Generation Relationships

The useful lives of our lead generation relationships were derived based upon expected attrition rates of lead generation customers.

Event Exhibitor and Sponsor Relationships

The useful lives of event exhibitor and sponsor relationships were derived based upon expected attrition rates of event exhibitor and sponsors.

Distribution Relationships

The useful lives of our distribution customer relationships were derived based upon expected attrition rates of distribution customers.

Content

The useful life of our existing content was determined using an expected annual content reuse factor.

The above intangible assets will be amortized over their respective useful lives on an accelerated basis, based on the expected discounted cash flow contribution.

The Company believes that the foregoing is responsive to the Comment Letter and that to the extent adjustments to the Company’s disclosure may be desirable, the adjustments are immaterial to an investor’s understanding of the Company’s business, prospects, results of operation and financial condition.  Accordingly, the Company does not believe that amendment of its most recently filed Form 10-K and Form 10-Q is required and undertakes to include such adjusted language in future reports.

The Company is responsible for the adequacy and accuracy of disclosure contained in its filings with the Securities and Exchange Commission.  The Company acknowledges that staff comments of changes to disclosure in response to staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Douglas J. Bates
Douglas J. Bates, Esq.
General Counsel
Source Interlink Companies, Inc.